# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAKTRONICS INC /SD/, CIK 0000915779
CUSIP: 234264109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: PO BOX 5128, 201 DAKTRONICS DRIVE, BROOKINGS, South Dakota (SD), 57006
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001539497-24-002619
Filed by CIK 0001734916
Persons authorized to receive notices and communications: CONNOR HALEY, ALTA FOX CAPITAL MANAGEMENT, LLC, 640 Taylor Street, Ste. 2522, Fort Worth, Texas (TX), 76102, (817) 639-2369; SEBASTIAN ALSHEIMER, ESQ., WILSON SONSINI GOODRICH & ROSATI, 1301 Avenue of the Americas, New York, New York (NY), 10019, (212) 999-5800

## Reporting persons
- ALTA FOX OPPORTUNITIES FUND, LP (CIK 0001734916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,973,599; sole dispositive power 0; shared dispositive power 5,973,599; aggregate amount beneficially owned 5,973,599 (11.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes 680,563 Shares currently issuable upon the conversion of certain Convertible Notes (as defined in the Schedule 13D).
- ALTA FOX GENPAR, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,973,599; sole dispositive power 0; shared dispositive power 5,973,599; aggregate amount beneficially owned 5,973,599 (11.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes 680,563 Shares currently issuable upon the conversion of certain Convertible Notes.
- ALTA FOX EQUITY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,973,599; sole dispositive power 0; shared dispositive power 5,973,599; aggregate amount beneficially owned 5,973,599 (11.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes 680,563 Shares currently issuable upon the conversion of certain Convertible Notes.
- ALTA FOX CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 5,973,599; sole dispositive power 0; shared dispositive power 5,973,599; aggregate amount beneficially owned 5,973,599 (11.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes 680,563 Shares currently issuable upon the conversion of certain Convertible Notes.
- P. CONNOR HALEY: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,973,599; sole dispositive power 0; shared dispositive power 5,973,599; aggregate amount beneficially owned 5,973,599 (11.7% of the class)
  Comment: Note to rows (8)(10)(11)(13): Includes 680,563 Shares currently issuable upon the conversion of certain Convertible Notes.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: DAKTRONICS INC /SD/
Address of issuer's principal executive offices: PO BOX 5128, 201 DAKTRONICS DRIVE, BROOKINGS, South Dakota (SD), 57006
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 3, 2025 (the "Effective Date"), the Reporting Persons entered into a cooperation agreement with the Issuer (the "Agreement") regarding the composition of the Board and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed, among other things, to (i) appoint Peter Feigin (the "New Director") to the Board with a term expiring at the Issuer's 2027 Annual Meeting of Shareholders (the "2027 Annual Meeting"), (ii) appoint the New Director to the Transformation Committee of the Board, (iii) increase the size of the Board from eight (8) to nine (9) directors, (iv) not re-nominate one of the Issuer's incumbent directors for re-election to the Board at the Issuer's 2025 Annual Meeting of Shareholders, and (v) amend the Issuer's Bylaws to require a Lead Independent Director in the event that the Chairperson of the Board is not an independent director.

The Agreement also provides that the Board, in consultation with the Compensation Committee of the Board, shall engage an independent compensation consultant no later than March 31, 2025, to conduct a review of the Issuer's compensation program. Moreover, as soon as practical following the Effective Date, the Issuer will take all necessary actions to amend its Shareholder Rights Agreement, dated as of November 16, 2018, as amended on November 19, 2021 and November 19, 2024, by and between the Issuer and Equiniti Trust Company, LLC (the "Rights Agreement") such that the Final Expiration Date (as defined in the Rights Agreement) shall occur as promptly as practicable following Effective Date. Additionally, no later than December 31, 2025, the Issuer will hold an investor day and provide mid and long term targets with respect to certain financial metrics and a capital allocation policy. The Reporting Persons will also provide input on the Issuer's ongoing search for a new Chief Financial Officer.

Under the Agreement, the Reporting Persons agreed to abide by customary standstill restrictions and voting commitments, to the extent they remain in effect until the Termination Date. The Termination Date is defined in the Agreement until the day following the conclusion of the 2027 Annual Meeting. Until the Termination Date, the Reporting Persons and the Issuer also agreed to a mutual non-disparagement clause and the withdrawal of all litigation. The Agreement also provides that if the New Director ceases to be a member of the Board during the Standstill Period, as defined in the Agreement, the Reporting Persons will have qualified replacement rights.

The Reporting Persons also agreed to take all necessary actions to immediately cease any solicitation activities in connection with the 2025 Special Meeting and to, no later than five (5) business days following the Effective Date, dismiss with prejudice all claims asserted in any actions against the Issuer, including, without limitation, the Alta Fox Litigation.

The Issuer and the Reporting Persons also made certain customary representations and agreed on a mutually agreeable press release announcing certain terms of the Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of (i) 46,986,282 Shares outstanding, as of November 25, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2024 and (ii) 4,008,613 Shares, including 680,563 Shares that are currently issuable upon the conversion of the Convertible Notes.

A. Alta Fox Opportunities

(a) As of the date hereof, Alta Fox Opportunities beneficially owns 5,973,599 Shares, including 680,563 Shares currently issuable upon the conversion of certain Convertible Notes.

Percentage: Approximately 11.7%

B. Alta Fox GP

(a) Alta Fox GP, as the general partner of Alta Fox Opportunities, may be deemed the beneficial owner of the 5,973,599 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%

C. Alta Fox LLC

(a) Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the 5,973,599 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%

D. Alta Fox Capital

(a) Alta Fox Capital, as the investment manager of Alta Fox Opportunities, may be deemed the beneficial owner of the 5,973,599 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%

E. Mr. Haley

(a) Mr. Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC, may be deemed the beneficial owner of the 5,973,599 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,973,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,973,599
Transactions in the class effected during the past sixty days:
Alta Fox Opportunities has not entered into any transactions in the Shares during the past sixty days.

Alta Fox GP has not entered into any transactions in the Shares during the past sixty days.

Alta Fox LLC has not entered into any transactions in the Shares during the past sixty days.

Alta Fox Capital has not entered into any transactions in the Shares during the past sixty days.

Mr. Haley has not entered into any transactions in the Shares during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 Agreement by and among Alta Fox Capital Management, LLC, Alta Fox Opportunities Fund, LP, Alta Fox GenPar, LP, Alta Fox Equity, LLC and P. Connor Haley, and Daktronics, Inc., dated as of March 3, 2025.

## Signatures
- ALTA FOX OPPORTUNITIES FUND, LP: /s/ Alta Fox GenPar, LP, its general partner, P. Connor Haley, Authorized Signatory (03/05/2025)
- ALTA FOX GENPAR, LP: /s/ Alta Fox Equity, LLC, its general partner, P. Connor Haley, Authorized Signatory (03/05/2025)
- ALTA FOX EQUITY, LLC: /s/ P. Connor Haley, its manager, Authorized Signatory (03/05/2025)
- ALTA FOX CAPITAL MANAGEMENT, LLC: /s/ P. Connor Haley, its manager, Authorized Signatory (03/05/2025)
- P. CONNOR HALEY: /s/ P. Connor Haley, Authorized Signatory (03/05/2025)